Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

February 19, 2009

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that it has priced its previously announced public offering of units (the “Offering”). Pursuant to the Offering, the Company will issue 6,800,000 units (“Units”) at a price of $2.50 per Unit, for aggregate proceeds of $17,000,000.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

February 19, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

Toronto Stock Exchange – FR	February 19, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic Announces Pricing of Offering

FIRST MAJESTIC SILVER CORP. (FR-T) (“First Majestic” or the “Company”) is pleased to announce that it has priced its previously announced public offering of units (the “Offering”). Pursuant to the Offering, the Company will issue 6,800,000 units (“Units”) at a price of $2.50 per Unit, for aggregate proceeds of $17,000,000. Each Unit consisting of one common share (a “Common Share”) in the capital of First Majestic and one-half of one Common Share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder to acquire one additional Common Share, at a price of $3.50 per Common Share, for a period of 24 months from the closing of the Offering. The Company will file an amended and restated preliminary prospectus in each of the provinces of Canada except Quebec. In addition, the Company has granted the underwriters (1) an option to purchase up to an additional 3,200,000 Units at $2.50 per Unit at any point prior to 48 hours before closing of the Offering, and (2) an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 15% of the Offering to cover overallotments and for market stabilization purposes. CIBC World Markets Inc. is acting as lead underwriter and sole bookrunner in a syndicate which also includes Blackmont Capital Inc., GMP Securities L.P. and Thomas Weisel Partners.

The Company intends to use $15.5 million of the net proceeds of the Offering on mill construction and mine expansion and improvements at the Company’s La Encantada property, with the remainder of the proceeds to be used for general working capital.

The Units will be sold publicly in all provinces of Canada except Quebec and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and internationally pursuant to available exemptions.

Closing of this offering is expected to occur on or about March 5, 2009 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange. The securities have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

For further information please contact: info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer,
President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.